Filed by Brocade Communications Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Edited Transcript from Brocade Communications Systems, Inc. Employee Meeting on April 4, 2016.

LLOYD CARNEY AND SELINA Y. LO

00:00:00	[MUSIC]

00:00:41	ANNOUNCER: Good afternoon, ladies and gentlemen. We’re going to begin in about one minute so if you can please find a seat right now. And as a courtesy to the presenters today please make sure your cell phones and handheld devices are silent. We’ll begin in about one moment, thank you.

00:00:56	[MUSIC]

00:03:11	ANNOUNCER: Good afternoon, everybody. At this time please welcome CEO Lloyd Carney. [APPLAUSE]

LLOYD: Hello, everybody. So I announced today Brocade acquired Ruckus, cash and stock transaction, expected to close in our third quarter, and Selina Lo is here. Selina is going to run their group. [APPLAUSE]

00:04:55	Selina and I have known each other for over 20 years. We’ve worked together, remained friends through that whole timeframe. So she’s a known entity, she’s a class act, strong leader.

00:05:28	I’m really proud to be back working with her again. She has a great organization, a great team. We’ve worked with them in the field so we know the caliber of people that Ruckus has. We know the quality of the technology that they have. And I used to be an RF guy. I used to run the wireless internet business for Nortel. And I was over in their labs today and they’ve got some really cool things, you know. And RF is hard. I mean RF is you know it’s not… they don’t teach a lot of that in schools anymore, especially on this side of the globe.

00:06:02	But they have some really compelling technology. That’s pretty interesting for a lot of us. I mean they did this… You guys will all go look at it, especially the routing guys. I mean they married routing technology with antenna technology to figure out the optimum way to design the antenna. So underlying it is some really good IT that all the engineers here will certainly find pretty interesting. So we started this journey and I said to some of you, you know Ken and I… and Ken by the way has known Selina for as long as I’ve known Selina, Ken Cheng, our CTO.

00:07:12

All right, anyway, so you know we started this journey about well three years ago when I started and I met with Ken in his office. After being here a month I said you know what’s our wireless strategy? And from then we’ve been trying to put together this wireless strategy; how does it fit in overall strategy? And you’ll see a chart that Ken uses that you’ll find interesting.

00:07:43	But so the acquisition was not a tactical exercise. It was strategic and we spent you know almost three years talking about it; what’s the best wireless assets? And you can think of what we did the last couple of years working with the Ruckus team as a bit of a, you know a try before you buy; you know seeing how their technology works, seeing how well we go to market together, the success we have, the challenges we have. We have a sales team that actually knows how to sell wireless because we used to sell our own branded wireless product.

00:08:16	We’d co-sell the Aruba Wireless product. We’d co-sell the Aerohive product and the Ruckus products. So we have a pretty good sense of what the best of breed was out there, the best technology was. And we always had in the back of our head that it’s something we need to do. Now you know Steve doesn’t think so because you know about once a month he’s in my office jumping up and down, where is my wireless asset, right?

00:08:41	But we really were working on it, Steve, all that time. And so we have… we decided in our strategic planning session that we had over a year ago this was something. If we were serious about the campus, if we were serious about being an end-to-end player, we need to own that wireless asset. We couldn’t go down the path once again of, oh, yet another one. I think we have sold probably three or four different wireless assets in the history of the company. And so we made a strategic decision that says you know what?

00:09:12	The work that Steve and his team have done under Jason’s tutelage and the campus, campus is a very profitable business for us, a very successful business for us, one of the most successful IP platforms we have. You know Parviz and gang; they completely redid the portfolio in the last year. We have leading edge, best of breed, stackable campus products that can’t even compare to anything anybody else has. The one missing component was the on-ramp or the wireless asset to that campus story.

00:09:47	And so it was a strategic decision. It wasn’t something that we did under duress. It wasn’t something that we you know decided to do in a rush. It was really a deliberate process. And we came down on the Ruckus portfolio because, A, it met Steve’s requirements and we don’t want to disappoint Steve. So now we got him his wireless assets. But more importantly it had the service provider component to it. It had the component to it that you know three years ago that’s what Ken and I were talking about.

00:10:21	The whole world is going towards wireless. I mean the wireless carriers here in the US, their number one new customer sign-ups are not for cell phones. It’s now for tablets you know because we reached some level of saturation with the phones. It’s now the tablets that are the number one thing. So the on-ramp to the data centers that we talk about, the on-ramp to all these you know data links that people talk about is going to be mobile or is mobile for most of us already; mobile tablets, mobile phones.

00:10:52	And so if we know the world is going mobile then, and it’s not just Wi-Fi mobile but also cellular mobile, there is a blurring there. You know when all of us walk in this building you know we’re running on our cellular service from whatever carrier we’re using and it automatically roams to the Brocade Wi-Fi Network. When you go home you’re using your cellular service in your car, you know in your driveway. You walk in your building it automatically roams to your in-house Wi-Fi service. So we’re seeing that blurring already. It happens every day around us.

00:11:28

And Selina and her team have been on the forefront of saying, hey, this is happening. How do you make cellular networks be as easy to manage as Wi-Fi? How do you make it be as cost effective and agile to deploy as your Wi-Fi infrastructure? So they have a really good product portfolio in what’s called you know LTE small cell that enables that connection into the tower systems and as well as into your traditional Wi-Fi service. So to me you know this was a two-for.

00:12:01	You know we met the requirements of Steve and Jason in getting us a wireless asset to complement the traditional campuses that we have but we also were able to get a [INAUDIBLE]. They’re number one in that space, and it’s exactly where the world is going, and you know we have the best of breed solution there. So if you look at trends on a broad basis you have Wi-Fi, cellular, and you have SDN on one side of that trend. And we now have best of breed between the Vyatta products, the analytic products they have virtual networking components to their Wi-Fi.

00:12:40	We’ve worked a Wi-Fi infrastructure combined with our virtual EPC going all the way back to virtual routers. You know all the way back to the data center we now have a best of breed infrastructure. And more importantly we have a stand-alone infrastructure. It is from a standpoint of if you look at who we compete with no other company in the world today has our networking profile. Yes, we have bigger companies that sell routers and they sell storage and they sell networking.

00:13:14	But for a stand-alone networking company we’re it. If you want a stand-alone network company that understands where the cellular network is going, where the Wi-Fi network is going, where virtualization is going across the whole network infrastructure we are the only company that has that and are focused solely on that. So again you know strategic decision is the most important thing you should all leave with is this is a strategic decision and it’s something that is important to us as a company to have in our portfolio.

00:13:50	Okay, so Ruckus, a quick view of Ruckus; founded in 2004, do not joke about this dog. [LAUGH] Whatever you do don’t joke about the dog. I now have one in my office. I have my little dog in my office; great rallying cry for them, great symbol for them. They’re in 38 countries with people; we’re in 36 with people, $37 million dollars annual revenue. We’ve talked about before the importance strategically of the company to grow the top line revenue.

00:14:25	Every quarter I talk about that. We talk about our evaluation. We talked about the impact of our evaluation of our revenue growth. The fact that you know we’ve been [INAUDIBLE] on the SAN side. IP has been growing in certain segment markets for us. This gives a real boost to the overall IP portfolio. You can look at these numbers and you can see a path where our non-SAN revenue will now outstrip our SAN revenue which is what the investors want to see happen because the SAN is slow-growth business.

00:14:59	This is a high-growth business. They’re number one in service provider Wi-Fi and number one in other categories too. I think Selina will touch on that. They’re headquartered just five minutes from us here. Leader in the Enterprise Wireless LAN and 1,000-plus employees globally. So I’ll go back and touch on this chart. This is a chart that the marketing team and the CTO’s office worked on. It really describes where we are.

00:15:31	You know we see the network as a platform for innovation. We see the network layer… As a server layer was with virtualization the network layer now with virtualization has the ability to deliver that same level of innovation. And so that’s the journey we’ve been on. IOT requires Internet of Things. Think about all the traffic that those devices deliver. The cloud, whether it’s public or private cloud, we’ve talked about that. Personalized, you know people want you know micro segmentation. They want their own view of the network and of course security.

00:16:06

All of that requires a new architecture and we’ve been talking about this new architecture now for a couple of years. And more and more people are hearing embrace the whole new architecture or the whole new IP architecture. Well, this new IP architecture needs a new company. It needs a new kind of networking company. That’s who we are. We are the new breed of networking company that delivers the new IP architecture from the wireless edge to the data center. And again no one else has that mantle today.

00:16:35	So it means… Wireless edge means mobility, it means security, analytics. You’ve seen the [INAUDIBLE] analytics. It’s also about networking automation and virtualization fabrics. These are all the components of new IP architecture. We have all those components. This new networking company that we’ve built, you know we didn’t just overnight do this. It was a journey. It was a deliberate journey that was driven by the strategic planning session that we have here every six months or so with our team members.

00:17:06	And you look at the pieces that we have delivered here so you start at data center storage networking. Of course we have that space. That’s our strong suite. We invested in Foundry Networks, picked up switching and routing. We invested in Vyatta, ended up software-based virtualization controls. So we have virtual routing, virtual ADC, SDN control, and network automation. Analytics, you know machine learning, network virtual amp, and security.

00:17:42

And it wasn’t just any one group. You’re looking at Jason has a piece of this component. Kelly has a piece of this component. The virtual EPC is actually still sitting in Ken’s world. So it’s across the entire organization that we’ve embraced this and we’ve been executing against this strategy. And last but not least, you know we’ve been making these little string of pearls and you know we’ve now acquired the big diamond, right.

00:18:14	And you know it is the missing piece that we have in this strategy. And this is again us as a company saying we are embracing this fact that you need to have a new infrastructure, a new platform, and we’ve seen the play. I mean this level of automation and integration the hyperscale guys have been doing for years. Look at what the Google guys and the Amazon guys have been doing. They have built out infrastructure like this with a lot of these attributes but they used their own proprietary infrastructure.

00:18:50	They’ve got an army of dev-op engineers, an army of Linux jockeys who make their virtualized environment do what they need it to do. We with this architecture are enabling our customers, Fortune 2000 customers or large telco clouds that we talked about before, be able to do what the hyperscale guys have been able to do without the cost and the overhead of all the people that the hyperscale guys need to make their infrastructure work.

00:19:19	So again on-ramp to the data center is mobile. We now have the best mobile asset whether it is wired, mobile-fixed wireless, whether it’s cellular, whether it’s 802.11. We have best of breed campus products, best of breed data center products. We have best of breed virtualization across the entire portfolio end-to-end. This is the journey we’ve been on and this is a… Now, the journey isn’t finished. There are pieces here that we still need to fill out. But this is a significant step in taking us to where we strategically think we need to be.

00:19:55	So some of the positioning; number three in Wireless LAN when this is all done. From the data center to the edge we’ll have number three in Wireless LAN. Number three in Enterprise Networking in the US and India. And you can thank Steve for that distinction because we figured when you threw China in there it throws this thing all sideways. So and it’s not a market we can compete anyway so it’s actually a pretty sensible slice that we’re taking in US and India. The open markets we’re number three in.

00:20:27	Number two in data center networking when you add our SAN, and our DVX, and our routing, and our switching. Number one in hospitality; they have the preeminent position in hospitality, all the major hotels, the high chain hotels, and the low chain hotels. I mean there is a revolution going on in wireless in hotels. Used to you know four years ago you could… you know you’d design them to connect one device. Now they’re designing to connect 10, 20 devices. Why? Because a fridge has to be Wi-Fi, the TV is Wi-Fi, people are showing up with you know an iPad, two phones.

00:21:03	And all of sudden somebody else is in the room with you and it’s you know 12 devices you need connected into that room in the hotel. So this is a very important area. And it also dovetails really well with Selina’s strategy around the LTE space because the hotels also have the problem of poor connectivity, poor cellular connectivity, and being able to solve for that. You know the open fashion is really important and we know what that is. And there are places here in this campus that you can’t get cell phone coverage, right. We understand that shortcoming of LTE coverage.

00:21:36	And then of course number one in storage area networking and number one in server provider Wi-Fi. I mean Selina has that marketplace. You know she has because of the kind of antenna technology she has. If you just look at one of her access points, you know external access point, it probably weighs like a third what somebody else’s access point weighs because of the superior antenna technology she has in there. And so that means a lot.

00:22:07

I mean a simple thing like you know you can install it with one hand on a ladder, right, versus needing two people to do it. I mean there is all these things that the service providers worry about that she and her team have figured out and optimized for us. So there is a really strong position there. And so the combination is compelling. You know strong strategic alignment. This will accelerate our growth as a company and accelerate her growth also because they’re shared markets. You know last year we had 37 percent growth in federal business. She has no federal revenue on the Ruckus side because they haven’t focused on it.

00:22:41	So we’re going to run hard to go get her products certified in the federal space. She owns a hospitality place. We don’t have as much coverage in hospitality place so you know she’s going to drag us into hospitality place. And so there is synergies in the field there that we’re going to take advantage of. And we have you know a history of successful collaboration together. We’ve got two years of history now as two separate companies coming to our customers. And quite frankly some of the shortcomings you have when you show up with two POs, two service contracts, two numbers to call, you know we will overcome those with this merger.

00:23:20	Okay, and lastly of course, shared vision. I mean we both understand where this market is going, where virtualization is happening, and the fact that the network layer has to be a layer for innovation. So a lot of shared values also as entities, you know she’s customer first. I mean I’ve known Selina for a long time and you would never find an executive who was more focused on the customer, who spends more time in front of the customers, who had better customer relationships, and her whole team is like that.

00:23:54	They’re partner oriented like we are, collaborative management system, results driven, agile. You know they are fast and furious. We are break the status quo. So there is a lot of similarities between the companies. I mean as big as we are we tend to have a lot of the attributes that small companies have about you know just getting the job done, you know limit the politics, let’s go get focused on the customer. So don’t expect to see a lot of issues around values because we share a lot of values.

00:24:26	A new company for a new era, you know so to summarize this is a strategic combination. This is on the long term a very strategic acquisition for us. It fills out our portfolio. It enables us to be a new kind of networking company; an end-to-end networking platform, a stand-alone networking platform, the only one in our space today that can say that this is what we focus on. We’re not going to sell you servers or storage.

00:24:57

Here are the swim lanes we’re in. And that’s important because there are customers who will buy because they want to buy you know from one vendor. You know and a lot of guys did that for years at IBM and where did that leave them, right? And so you have people who want to buy from one vendor. They’re going to buy from one vendor. But there are customers who understand the value of agility and innovation that you get from someone who focuses and optimizes around a particular task.

00:25:25	Our particular task is to make the network a platform for innovation. That’s what we do. So success for me is five years from now every major transaction that requires networking, they’re going to look at the end-to-end player and they’re going to say, well, let me understand what I’m missing in networking because the best networking company is Brocade. And I know I’m going to trade something off if I buy from an end-to-end player versus buy from Brocade.

00:25:55	And so five years from now I want everybody who is making that decision in the Fortune 5000 that we’re at least at the table and someone is consciously saying, okay, I’m going to trade off their agility and their superior products in networking because of whatever reason. And we have those customers today. The people who buy from us, who buy from Ruckus, they buy best of breed. There our customers. They choose to buy from us versus buying from end-to-end players because they get better service, they get better products, they get better value when they buy from us. And those are the customer we’re going to keep going after.

00:26:30	So compelling opportunity for growth and again you know this is something that is a strategic decision for us. And this is a significant day for Brocade and the opportunity for us to grow our revenue top line. They’re a profitable company. They have a well-ran company so two profitable, well-ran companies just came together. The end result when we execute will be a larger well-ran company that’s more profitable, okay. With that I’m going to turn it over to Selina. [APPLAUSE]

00:27:14	SELINA: Hi, it’s really very nice to be here. Thank you for the opportunity. We have a team of Ruckus folks here so I just want to quickly if you can say hi to introduce yourself.

MIKE: Hello, Mike LaBelle, VP Sales Ops.

MARY: Mary Peterson. I lead Corporate Marketing.

IAN: Ian Whiting, Chief Commercial Officer.

SELINA: Does he look a little familiar?

LAURIE: I’m Laurie Falconer. I do Communications.

00:27:47	SEAMUS: Seamus Hennessy, CFO.

KATHLEEN: Kathleen Swift, HR. [APPLAUSE]

SELINA: So we’ve been working closely with Brocade’s team both in the field as well as in the product and engineering side. But probably a number of you don’t really know much about Ruckus. So I thought what I’m going to do is to give you some of the background about our company and what we do.

00:28:22	Oh, I’m getting nailed. [LAUGH] Now, so fast and furious, we have been around for 12 years. And the company has right now a little over 1,000 employees. We are on Java Drive. And we have two businesses. We sell to service providers and we sell to enterprise.

00:28:53	And we draw a distinction between them because you know from a product standpoint 90 percent of our products are the same between service provider and enterprise but the go-to market is vastly different. So we have a team in sales that’s dedicated, focused on service providers, and then with our enterprise market business we pretty much are all channels. So our sales force historically has been channel sales, very focused on channel sales.

00:29:26	They also do direct touch. But it’s really a mix and you know it’s not clearly defined as to how much direct touch they do and how much channel business they do. And so this year we actually started segmenting our sales force. And we segmented a set of folks that would focus on optimizing our channel machine and then the rest of the enterprise sales force to focus on you know direct touch type of business.

00:29:55	And so you know when this opportunity came about I think one of the you know attractive value propositions from Brocade is that you have already a set of sales force that have done direct touch and I think that you can you know help us really open doors and leverage business there. We have currently 15,000 channel partners. That’s a lot. But really active channel partners, meaning people that do business with us every year, it’s about half of them.

00:30:31	And Ruckus is very much a technology company so I will talk a little bit about the smart antenna technology but beyond that you know we have been developing unique differentiations. So other than RF differentiation we also have been really innovating in the area of virtualization of the wireless LAN. We really on the wireless LAN side we are the first to really commercialize virtualized wireless LAN.

00:31:02	And right now we have over 1,000 of our virtual controllers out in the field in production networks, have been for the past year. The company has, I don’t know how many patents now, but the last time this slide was put together 140 patents granted. A lot of them are antenna patents but also you know throughout the layers. I get confused when I have too many machines in my hand.

00:31:32	Okay, so one way to get to know Ruckus is to know our customer, service providers. So service providers is about a third of our business, of our revenue, and we sell to a variety of them. So you look at AT&T, KDDI; these are mobile operators, Tier 1 mobile operators. And then you have Time Warner Cable, and Bright House, Liberty Global; they are cable MSOs. And also fixed-line operators like Skype.

00:32:05	So when we sell to these operators typically the application for a lot of them, particularly cable operator, is infrastructure. They basically, the cable operators are building out an infrastructure that they call Wi-Fi First. They’re putting Wi-Fi everywhere and the value proposition for their subscribers is that, hey, I bundle Wi-Fi in for free. And they found that the difference between subscribers that used the public Wi-Fi service and subscribers that don’t, the turn rate difference is like 30 percent.

00:32:41

So that’s a significant economic driver for them to deploy Wi-Fi. And now a lot of the MSOs, especially outside the US but also there is a lot of talk about inside the US, are also MVNOs. And if you’re an MVNO and you have a Wi-Fi infrastructure and you go

Wi-Fi First, meaning you set up the phone to always when there is a good Wi-Fi signal to make the call on Wi-Fi and it’s only when there is no Wi-Fi signal that you connect on you know 3G or LTE, you can drastically reduce the RBOCs for the MVNO business. So that’s why the mobile guys are embracing Wi-Fi everywhere.

00:33:19	The MNOs, you know AT&T they operate for example. The MNOs are a mix of infrastructure as well as managed services. So AT&T is one of our largest hospitality partners so they are very focused on providing the overall integration and solution for hospitality. But also AT&T has you know deployed Ruckus in what they call urban hot zones. So in the highly dense urban areas they would deploy Ruckus outdoors as well as some indoors but mostly outdoors to try and add capacity where they needed.

00:33:58	So for example in New York City AT&T has deployed Ruckus in I don’t know how many but dozens of New York City parks and in Chicago’s… you know Times Square in New York City also Chicago, Dallas, et cetera; all the dense urban areas. So on the service provider side Ruckus is actually very diversified in that we have a strong cable customer base. We also have mobile customer base. Our mobile customer base tends to lean more towards the B2B business which actually is a whole different set of buyer from the guys that buy the mobile core.

00:34:39	So that’s another area where you know we can help each other out. We also have guys like Google. You know Google when they started with Google Fiber, for example in Kansas City, so at the end of the public… in the public areas at the end of the fiber they put a Ruckus access point on to offer open Wi-Fi access. And then you know recently, and there is a very visible project that we did with Google’s company called Intersection, and that’s the LinkNYC which is under a smart city.

00:35:16	So this is basically Google’s company taking fiber out to New York City to all the phone booths. And instead of phone booths they are replacing the phone booths with kiosks. And on that kiosk they have a Wi-Fi access point to provide gigabit Wi-Fi service. I’ll talk about that a little more so a variety of service providers. Outside service providers are second strongest hospitality. As Lloyd said it’s our second strongest [INAUDIBLE] as Lloyd said is hospitality.

00:35:49	So basically among all the major international brands Ruckus are either you know approved, or preferred, or exclusive. And here I’m just listing a few of them. And Ruckus has actually the hospitality ecosystem is very unique in that it’s very close. It’s a very… It’s a set of integrators that do focus on just hospitality. And it is the brands who make the standards and it is also the hotel property management companies, property ownership companies.

00:36:27	Those guys actually write the check and so we have to sell to a whole mixed constituency there. And we have a team of a dozen in sales that are overlay sales where Wi-Fi or hospitality working all three constituencies. You know we are strong in education, mostly strong with K to 12. We have some universities but higher education I would say is not really our focus. Although internationally even though it’s not our focus you know we have sold to some really top Tier 1 universities like the Delhi University, all their campuses is Ruckus.

00:37:08	But mostly in North America when we say that we have a university customer most of the time we do the toughest part of that university deployment and that’s the student housing. So those that I listed there, for example USC, I say it was a very painful loss to Aruba. But even though we lost the campus to Aruba we got the student housing business so you find a lot of that makes… Smart cities, you know you don’t know the City of San Jose is actually Brocade and Ruckus customer.

00:37:46

And so they deploy Ruckus is downtown San Jose first when they needed to deploy a smart meter project. And then since then you know they expanded that downtown footprint. They’ve also deployed Ruckus in the airport so San Jose Airport Wi-Fi works really well. And they also have deployed us in the convention center. And they are now deploying us in this application they call Community as a Classroom. So basically you know the San Jose schools all have Wi-Fi in the classroom but they don’t have Wi-Fi out at the playgrounds, or the campus, or the outdoor areas.

00:38:24	So instead of each school individually deploying the City of San Jose is actually going to provide city based run outdoor access all throughout the… around school campuses. And they actually support all the entire security systems so that a student’s tablet at school, they can use it out at the library or in the park and connect right into the school using the same credentials.

00:38:56	So the smart city is a very interesting… it’s a very interesting trend. Cities don’t emerge as smart or dumb. It’s a project at a time. But at the end you know you start aggregating a lot of projects. So San Jose, for example, I think is using Brocade switches also in the convention center, in the city building, and so on. San Francisco Market Street is all Ruckus as well as all the parks in San Francisco. New York City, I talked about LinkNYC. So you know a number of these projects, in fact there are a lot of cities that are now popping up with projects to build their own Wi-Fis, almost like a beauty contest.

00:39:35	You know if you have it I’ve got to have it. And so Wi-Fi soon will become part of a city’s basic community offering. Retail, you know I point out Ruth’s Chris for example, the steakhouse. You can actually go to Ruth’s Chris and log onto Wi-Fi and that’s Ruckus Wi-Fi. Lawson’s; all the Lawson’s convenience stores in Japan, so Lawson’s was actually deployed by KDDI and so you know if you have been to Japan you’ve seen Lawson’s.

00:40:08	You go in and you buy a Diet Coke or you buy a [INAUDIBLE] or whatever. So you know I asked KDDI, I’m like, well, it’s called convenience store for a reason. People go in there and they buy something and they leave. So why do you put Wi-Fi in there? And they said, uh-uh, it’s not really, you know Lawson’s need Wi-Fi for doing their back office business. But what they really want Wi-Fi for KDDI is to cover the street area outside for 3G offload.

00:40:38	So it’s, you know this is the kind of… Sometimes it’s hard to define whether a deal is an enterprise deal or service provider deals because a lot of times they’re all interrelated. Sports and entertainment, now of course we don’t have the 49er’s stadium but you know we actually built a lot of stadiums in, you know in the US, for example Angels and also there is joint win that we announced recently, the Sacramento Kings. What, Golden Gate, or First Gate, or First Golden Stadium, their new stadium, huh, One Golden Center.

00:41:17	And I actually… You know my team has to teach me that that’s a basketball thing, not baseball, but you know we like the business anyway. [LAUGH] And transportation, so Ruckus is actually deploying a lot of train stations, subway stations, bus stops, that type of deployment. I will actually give you an example in a moment but we also… We have for example that CEVA. I think that’s how it’s pronounced. I don’t know because it’s European.

00:41:51	It is actually one of the largest, I think the eighth largest logistics company. So basically for them it is the warehousing. It is when the truck gets into port, you know automatic download of all the tablets and so on, so a real mix there. Now you know this sounds… this putting everything up here looks really beautiful. But if you look at our business the core, core strength is service provider, hospitality, and education. All the others… MVU is you know actually a good five, six percent of our business in the US.

00:42:30	But if you look at all the others right now it is really a emerging growth stage and there are lots of opportunities. And also you know with… I’m hoping that with your sales channel you have reached into some of these larger enterprises that we can leverage. Now just to give you a few examples of deployment, so LinkNYC, this is a very interesting project. For the first time the City of New York decided to go into this public/private partnership to put together a network that will offer you gigabit Wi-Fi.

00:43:07	But also they’re taking all the old phone booths and changing them to these you know very slick-looking kiosks and on the kiosks on both sides they have digital signage for you know very… for advertising, and banner ads, and so on. And then they also have charging stations. They have a touch base keypad there or a tablet there for you know directory services. And basically the whole project will be funded by advertising dollars. And it says revenue share model between the city and Intersection.

00:43:47	And so Intersection basically pulled all the fiber there. The city is providing the right of way and providing the power. And the one big thing is they claim gigabit Wi-Fi. And they did. We actually tested. You know we were fighting with a competitor very, very hard and at the end of the day we delivered with our Wave 2 product truly a gig of throughput and that’s… you know that’s not the only reason we won the deal but that certainly is a differentiation.

00:44:22	Oh, and the opportunity is you know 10,000 of these kiosks over the next end number of years. So but also there is a plan to take this model from Intersection and copy that to other major metropolitans. Now this one, I know you guys have done stadiums and I have to tell you a funny story. You know Lloyd and I and Dominic Orr, the COO of Aruba, we all worked together multiple times.

00:44:55	And so we were chosen to do the stadiums for the World Cup for FIFA. So we actually supported the final match and all of that. And that was when you know Aruba and you guys are working feverishly to lay out the Wi-Fi in the 49er’s stadium. And so before the first game I guess you know for just to be competitive he asked us what kind of Wi-Fi traffic do you see over at the World Cup stadium?

00:45:29	So we told him I think the final match was you know 17,000 simultaneous connections at peak and whatever, however many you know multi-gig or terabytes of traffic. And so he said, ah, so then he came back and said you know we had our first game and we had 25,000 simultaneous connections. And so I said how many APs? He said, mm, over 1,000. I said do you know how many APs we use for that World Cup final stadium, 230, so… [APPLAUSE]

00:46:13	Now sales guys don’t like to hear that. They want to sell more. But you know we got people with principle. [LAUGH] Actually the one thing we have learned is with Wi-Fi is sometimes less is more. You know when you have too many APs you actually can cause a lot of problems. So here, you know I want to point out those of you that are… No cricket fans? So we… Reliance Industries selected their Wi-Fi vendor. It was Cisco and they…

00:46:53	I think this is the owner’s son owns the team in Mumbai. And so they wanted to put Wi-Fi in that stadium. And Cisco basically told them, hem and haw, you know no. So they came to us and said if you can do it in this short of time, The Wankhede Stadium, then you get the business. So you know we did the first stadium and it went so well I think you can see that one of the operators told the Economic Times that there is an average four megabit internet speed for cellular.

00:47:26	But they were able to deliver with Wi-Fi an average speed of 13.55 megabits per second for 53 percent of the total visitors. Now there Wi-Fi is not free. People actually pay to log on with Wi-Fi. So after that they gave us five more stadiums, IPO stadiums, which was just the recent quarter. We deployed those five stadiums from design all the way to deployment in six weeks. And so that was really a great effort and 1,400 APs over five stadiums.

00:48:05	And the customer was happy, signed off, you know we got acceptance. This one is interesting.

00:48:44	So the Land Transport Authority has funded a project to put Wi-Fi in the train stations and Singtel is the managed service provider. So they deployed… they selected Ruckus and they deployed Ruckus in, you know now I don’t know how many train stations, but you know maybe, maybe in the, huh, 32 stations. And they deployed eight access points per platform and the access point supplies Wi-Fi connectivity. Singtel also put their own SSID in there for 3G, 4G offload.

00:49:19	But on top of that they used our location system where so basically with our Wi-Fi… with our access point we have a product called SPoT. So with SPoT turn on we can actually track the location of every device that has Wi-Fi enabled even if the device is not connected to the network. And so we collect all the location statistics and we basically have a cloud service supporting that.

00:49:49

They use the location information to determine dwell time on the platform and they use that information to optimize their train schedule. So this is definitely you know a type of application where the Wi-Fi infrastructure becomes a platform for innovation, business innovation. Wow, I learn fast. [LAUGH] And they also have an app that shows people actually a heat map of all the stations. So in the morning, you know in Asia, those of you who have been to Asia subway train stations in the morning, I mean basically they pack you like sardines.

00:50:23	So people can actually before they go to a train station they can look at the app and see which station they want to go to on the two sides. Now this one is an interesting application. I don’t know if you can see what it is. We have an operator. This is one of the earliest innovators really of our technology. This operator deployed 40,000 outdoor access points in India across you know like 30 cities and they basically… You know in India the majority of the population don’t have DSL.

00:50:58	And so these guys just negotiate with building owners to get the building access to get access to the roof. And they get the building owner to allow them to take a pole like that with the Ruckus access point at the end. And so their signal brushes all the four faces of a building and then they go around and sell a service. They sell a repeater that the homeowner would stick at the window and it would suck that signal into the house and provide half a meg to up to two meg of service, okay.

00:51:31	So they’ve done that and then within the rooftop APs they interconnect them with Ethernet and then within the buildings in an area they use our mesh, our APs can mesh, so they use the wireless mesh to interconnect them, and then they back all that back to where they have a fiber point of presence. Now this, when we were conducting a site survey we found that one of the access points which was working the whole time actually became a beehive so you know very interesting application.

00:52:11	Now here is another one. So this is a cable access point that’s used by cable operators. So the cable operators already have all their cable strands, right, aerial. So what they do with the first set of infrastructure that they deploy is to take advantage of the aerial strand that’s already there and put an access point up. So they’re [INAUDIBLE] is really low. It’s really just the end on an access point. The backhaul is already there. The infrastructure is already there, right. So for them putting up Wi-Fi is really a very strong economic incentive.

00:52:50	Well, this one in LA I think somebody had a drive-by or something with target practice. I don’t think I can claim that it was still working. But the customer sent us this picture and said you know this thing has survived a gunshot. Now this one we’re truly proud of. Actually I made a mistake. It’s 2013. Remember, we won the America’s Cup. Well, guess what facilitated the communications on the boat? It’s our Wi-Fi. All these guys on the boat, they have a watch. This was before Apple Watch, iWatch, came out.

00:53:31	They have a watch that reads all the… They have sensors all over the boat. This is truly IOT. They have sensors all over the boat and then they continue… These guys out in the water, they cannot hear each other. So they basically the way they know how to work together is by looking at all the meter readout on their watch. And so they need a wireless capability to communicate, to take the sensor data and send it to all the watches, and they tested everything, and so Ruckus was the only one that worked.

00:54:04	And we helped win the America’s Cup. [APPLAUSE] Now so you know that… Now you can all go out and sell Ruckus, right? I just gave you sales training. So the fundamental core, if you take away all the you know SPoT and all those jazzy stuff the one reason why we win, in general if we are able to get a customer to test our product we win the deal and that’s because…

00:54:44	So this is the latest public test. This is a test conducted by the… well, basically it’s the Department of Education for Croatia. They had an RP out. And so they invited eight vendors to provide Wi-Fi equipment with an engineering resource and to set up and make sure that the test was optimally setup. And they tested a real-life scenario. They had like 60 test suites. They run them you know single AP, multiple AP, upstream, downstream, 60 AP so… I mean 60 users per AP.

00:55:20	So they run them in all different kinds of configuration. Ruckus basically beat everybody in most of the tests. Actually some of the tests that we did not beat people were the tests that were really easy where you are measuring you know from here to there because with our antenna technology we actually are optimizing for challenging environment. So in this scenario actually our 11-N product even beats some of our competitors’ 11-AC products.

00:55:55	So you know Lloyd talked about common vision. Certainly the thing that really attracted us to Brocade, that caused the bell to ring, was our common view on where the network is going. You know we believe the three megatrends, right; mobile computing, cloud computing, and IOT are driving you know networks to completely transform.

00:56:24	So networks because of cloud computing everything has to be more agile, everything is pushed out to the edge, everything is highly dense, but also can be moved anywhere. And to access that data, like Lloyd said, the on-ramp has to be superfast. And now the predominant on-ramp is wireless. And so you need very, very fast high performance wireless and ubiquitous coverage.

00:56:54	But you know the best wireless doesn’t do you any good if the backhaul is not high speed. So correspondingly you also need a strong wire infrastructure to support that. And then you know it’s all the services, right. For security in this kind of an environment it’s not enough just to protect to the network’s edge because you truly don’t have a firewall because you don’t know where the wall is. So you have to protect down to the device so it’s a whole new kind… It completely changed what you need from a security perspective. It changed what you’d need from a user identity perspective.

00:57:31	And then you have the IOT edge. The IOT edge is… you know it can be anything; it can be Wi-Fi, it can be cellular, it can be ZigBee, it can be Beacon, it can be Ethernet. And the whole thing about IOT is that you have to be able to get all the heterogeneous connectivity method to interoperate and to be manageable. And so with this network transformation there are a ton of opportunities that we have identified. And I think that Brocade also sees these opportunities.

00:58:04	And that’s where I think we can go and go after them together. So some immediate areas of synergy; campus networking clearly, Lloyd already talked about that. That’s you know not… That’s really the first and the low-hanging fruit. Lloyd talked about NFE and cloud, you know Ruckus has been… actually if you look at our wireless controller we have split the control plane and data plane you know a long time ago. Now we sell the control plane and the data plane separately.

00:58:41	You can have one on an appliance, and the other one on software virtualized, or you can run both in virtualized software. You can choose to put the data plane anywhere. So with that kind of flexibility there is something we can do together in terms of you know building a cohesive picture of the entire virtualization strategy. Also, you know Ruckus has a number of cloud services and one of which is in beta and that’s the Ruckus Cloud running Wireless LAN.

00:59:19	You know we have done a lot of work to make sure that that cloud… the interface to our cloud service is very simple, very easy, and we want to leap frog the guys like Meraki who actually started out with a winning proposition there. But one of the components that we need is we need a switch because people who want to go cloud, they really want simple. And when they want simple you can’t tell them, oh, you need to buy a switch, and manage it that way, and then you can put the Wi-Fi on cloud.

00:59:50

So that is another area that I think we can do a lot of work together. Service providers, you know because of the split data plane, control plane we are SDN ready so again that’s another connection point for us. And then you know Lloyd talked about the LTE work that we’ve been doing. Actually it’s a pretty long story but basically we’re trying to transform the model of service provider deployed LTE small cells. Instead we want to make this so simple that our enterprise channel partners can deploy them.

01:00:27	Basically we want to make LTE like Wi-Fi. And so that’s the big OpenG platform in addition to a special spectrum that in the US the FCC has designated for coordinated sharing and that’s 3.5 gigahertz. So there is a lot of exciting things happening there. And then lastly, analytics, you know we’ve been [INAUDIBLE] integrating our stuff so that we can build strong analytics. You guys have a bunch of analytics products. Again there is synergy there.

01:01:05	And together I believe that we will have a much stronger position. Now don’t laugh at how corny that ring is. You know our marketing people got a little carried away. The idea is that together I think that we have a very strong competitive position against Cisco, Aerohive, and Aruba. Cisco and Meraki, even three years after you know Meraki became part of Cisco, are still running two parallel products that are incompatible and overlapping.

01:01:39

And so when Meraki gained a lot of market share Cisco lost a lot of market share on the mainstream products so that end up net with actually a net loss. They have been losing market share for the last couple of years. Aruba with their being acquired by HP, HP already has its own Wi-Fi products through actually two acquisitions; one is Colubris years ago and then they acquired 3Com. And so HP has two sets of products and now they have the Aruba product and they had to really do a bunch of rationalization.

01:02:18	Brocade and Ruckus have very complementary solutions and no overlap really in terms of where we bring value. And that is really you know starting a step ahead. And then you know you have Aerohive who is now left you know doing its own thing. We believe that they’re subscale. But if Brocade and Ruckus were to be the same company then Aerohive is truly the kind of odd one out.

01:02:55	Now ultimately… [APPLAUSE] Ultimately you know technology, customer, everything; those are all great reasons but it’s all about people. And people have to be able to work together. We want to work with people that share the same value. We want to work with companies that have the same culture. I have known Lloyd for 21 years and I actually knew Ken Cheng for 25 years. I hate to admit it. I started at you know 16.

01:03:38

So this picture was when I first met Lloyd. Lloyd was in Wellfleet. And I was with a startup that was acquired by a company called Bay Networks which was a merger of Wellfleet and SynOptics. And so if you look at that and now you see that Lloyd has become more and more distinguished looking and I just got more wrinkles and gray hair so you know it’s very unfair. Now I worked for Lloyd actually. I worked with Lloyd here and then I worked for Lloyd a second time when Nortel, when he was running their wireless and data networking, acquired my company called Alteon.

01:04:18	And so I’ve learned how to manage him so that’s a big plus in this whole… [APPLAUSE] In this collaboration it works really well. But truly I think that our guys have been out in the field partnering with you for over a year, for almost two years. We also have in engineering and product management been working together and have a very strong working relationship. Between me and Lloyd, I absolutely trust the guy and I think he trusts me most of the time. [LAUGH]

01:04:54	I think that we are very similar in you know how we look at customers, how we look at partners. We’re very similar in how loyal we are to the employees. And so all these shared values you know make for a great convergence. So, here, I think this logo looks really nice. [APPLAUSE]

LLOYD: All right, I want you to stand up here. We’re going to take some questions. We probably don’t have a lot of time for questions but we’re going to go. So questions, anyone? Yeah, okay.

01:05:34	MALE: There was also an announcement about $800 million stock buy.

LLOYD: Yeah, I’ll repeat it. There was also an announcement about an $800 million dollar loan. And that speaks volumes to, you know John and Dan and his team went out and got this loan structure in place. Our terms are LIBOR plus one something. It ended up being you know maybe 2.5 percent on $800, $900 million dollars. You don’t get a loan for 2.5 percent on $800 million dollars unless you are a solid company.

01:06:07	And so you know the banks realize we’re a solid company. We’re here for the long term. We’re a profitable company as is Selina’s company so we can get that kind of money. And that’s the financial community saying you want to do what and with what you’re going to do it with? And they realize that this union is something that’s valuable and they’re willing to underwrite it on very, very favorable terms. I mean they did a good… the finance did a great job there. So the idea there is we’re going to use that to buy back our shares.

01:07:13	You have heard me say this before. You’ve seen it over the three [INAUDIBLE] I’ve been here. It’s all very predictable. We execute. We drive the revenue. We deliver profitability. We’re doing our share buy backs. We’re issuing dividends. We will be rewarded. Stock price will move in the right direction over time. So that’s the idea behind the $800 million dollars. And we’re well on the way to do that. Next question, yes?

01:07:46	MALE: Question for Selina. Could you explain to all of us the dog?

SELINA: I didn’t even have to bribe him. So Ruckus actually when I cofounded the company with our two cofounders the company was called Video54. And at that time we were doing IPTV-capable Wi-Fi.

01:08:13	And we were selling those for residential use through IPTV operators and we didn’t like the business. And the VP of Marketing at that time said that name is too limiting. We’ve got to change it. Now, our engineers thought that Video54 is just so cool because it’s video, 54 megabit at that time was the speed of Wi-Fi, and it sounds like Studio 54 which they you know didn’t know how much is… So it was a complete emotional tug of war to try and get our name changed and we rejected 50 names.

01:08:45	We paid some guy $5,000 dollars to come and coach us and we rejected all the names. And then somebody said what about the word ruckus? And for the first time we got consensus between engineering and marketing. And everybody liked the word ruckus. It tells you something about us, doesn’t it? So the dog is making a ruckus, you know making a bark. It’s disruptive. It’s sometimes annoying. It’s unleashed. [LAUGH]

01:09:16	LLOYD: There you go. I think we described someone here. [LAUGH] Could be us. Okay, question. Come on, it’s not been a long a day for you as it has been for us. [LAUGH] Okay, all right we’ve ran late and, anyways, thank you for your support.

01:09:47	You know we were able to get this transaction done because of the hard work that all of you have put in. You’ve built a successful company. You built a company that the bankers are willing to take a bet on. Without your continued work and dedication we couldn’t have done this. And we’re in no doubt that we’re on the right path and we have the right team here and at Ruckus to take us forward so thank you. [APPLAUSE]

01:10:22	[MUSIC]

01:10:49	[END OF RECORDING]

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Brocade Communications Systems, Inc. (“Brocade”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Brocade and its acquisition subsidiary will file a tender offer statement on Schedule TO and may later file amendments thereto, Brocade will file a registration statement on Form S-4 and may later file amendments thereto, and Ruckus Wireless, Inc. (“Ruckus”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 and may later file amendments thereto, in each case, with the SEC with respect to the exchange offer. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus’ Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the expected benefits and costs of the proposed transaction; management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; statements of the plans, strategies and objectives of Brocade and Ruckus for future operations; statements concerning the expected development, performance, market share or competitive performance relating to products and services of Brocade, Ruckus or the combined company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include, but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’ shares be validly tendered into the exchange offer; the ability to secure regulatory approvals on the terms expected at all or in a timely manner; the failure of Brocade to obtain financing to consummate the proposed transaction; the possibility that the expected benefits of the proposed transaction may not materialize as expected; the possibility that, prior to the completion of the proposed transaction, Ruckus’ business may not perform as expected due to transaction-related uncertainty or other factors; the ability of Brocade to successfully integrate Ruckus’ operations; the ability of Brocade to achieve its plans, forecasts and other expectations with respect to Ruckus’ business after the completion of the proposed transaction and realize expected synergies; business disruptions following the proposed transaction; and other risks described in Brocade’s and Ruckus’ filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof, and Brocade and Ruckus expressly assume no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.